

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Mr. James D. Burns
Chief Financial Officer
Istar Financial Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

> **Re:** **Istar Financial Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-15371**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

James D. Burns
Istar Financial Inc
July 15, 2010
Page 2

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Management, page 39

1. Please revise you disclosure to include more detailed information of how you determine the general loan loss reserve. Specifically, disclose how loans with similar characteristics are grouped to be evaluated for loan collectability (e.g., loan type, past-due status, and risk); how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which you evaluate loss experience; and descriptions of qualitative factors (e.g., industry, geographical, economic, and political factors) that have affected loss rates or other loss measurements. Also, please explain in detail the period-to-period changes in your general allowance. Specifically, discuss the specific facts and circumstances related to the decrease during the fiscal year ended December 31, 2009 and the underlying credit performance of your non-impaired loans during this period.

Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Reserve for loans losses, page 66

2. Please revise your disclosure to discuss in greater detail how you evaluate the various types of loans in your portfolio for impairment and how you measure the associated impairment. Within your disclosure, please ensure that you clarify which loans types you use the present value of expected future cash flows discounted at the loan's effective interest rate, observable market price, if available, or the fair value of the collateral.

Note 4 – Loans and Other Lending Investments, net, page 73

3. Please revise your disclosures to present the amount of loans and the amount of specific reserve calculated based on discounted cash flows, observable market price or fair value of collateral. For your collateral dependent loans, please disclose:

    a. How often updated third party appraisals are obtained and how this impacts the amount and timing of recording your loan loss provisions and charge-off's;

    b. Whether and why you make any adjustments to appraisals including any made as a result of outdated appraisals;

      c.   The type of appraisals you use to measure impairment such as "retail value" or "as is" value; and

      d.   In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal has not been updated, disclose your processes and procedures for estimating the value of the collateral for those loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, staff accountant at (202)551-3438 or me at (202)551-3629 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief